Exhibit 99.1

Increase and Upgrade to Resource Base at the Blanket Mine, Zimbabwe

Toronto, May 19, 2015.  Caledonia Mining (“Caledonia” or the “Company”) announces an increase and upgrade to the resource base at its 49 per cent owned subsidiary, the Blanket Mine (“Blanket”) in Zimbabwe.

Based on the drilling that has been completed at depth below the AR Main and at Blanket Sections over the past year, it has been possible to upgrade 491,000 tonnes from the Inferred to Indicated Resource categories and to add 47,000 tonnes of new inventory to Indicated Resource.

This upgraded Indicated Resource of 538,000 tonnes is additional to the 2,934,000 tonnes of Reserves and Indicated Resource that was used for the Reserve Plan in the Technical Report prepared by Minxcon in December 2014 and represents an increase of 17.4 per cent in terms of tonnes and 20.5 per cent in terms of contained gold.

The breakdown of the various additions is given in the tables below.

Blanket Section Indicated Resources upgraded from Inferred Resources
	750 to 870 m
	Tonnes (t)	Width (m)	Grade (g/t)	Gold (oz)
NO. 1 Orebody
NO. 2 Orebody	115,962	3.74	3.39	12,624
Blanket Quartz Reef	175,857	6.36	9.04	51,098
NO. 4 Orebody	57,300	3.91	2.43	4,477
Total 750 to 870 m	349,118	5.09	6.08	68,199
	870 to 990 m
	Tonnes (t)	Width (m)	Grade (g/t)	Gold (oz)
NO. 1 Orebody	45,444	3.53	6.31	9,215
Blanket Quartz Reef	63,402	6.64	2.67	5,446
NO. 4 Orebody	33,480	2.73	3.28	3,531
Total 870 to 990 m	142,326	4.73	3.98	18,192

Total 750m to 990 m	491,444	n/a	5.47	86,391

AR Main Section below 750 m - Indicated Resources
	Tonnes (t)	Width (m)	Grade (g/t)	Gold (oz)
Indicated Resources as at 31 August 2014	543,694	6.96	3.29	57 510
Net additional indicated as at 30 March 2015	46,900	1.80	3.05	4 599
Total Indicated Resources as at 30 March 2015	590,594	6.55	3.27	62 109

Resources are stated at 100%.  Caledonia owns a 49% interest in the Blanket Mine.

The resource estimate has been prepared in compliance with the Canadian Institute of Mining and Metallurgy reporting standard as set out in NI 43-101.  References to “Indicated Resources” and “Inferred Resources” as are defined in NI 43-101.

Commenting on the resource upgrade, Steve Curtis, Caledonia’s Chief Executive Officer said:

“This upgrade reflects an increased focus on resource development at the Blanket mine.  The rate of exploration drilling has increased and will increase further when the new drill machines, which have already been ordered, are delivered and commissioned.

“The upgrade of approximately 491,000 tonnes from Inferred Resource to Indicated Resource represents a significant improvement in the overall confidence level of Blanket’s resources.  When the Preliminary Economic Assessment was completed in late 2014 for the revised investment plan at Blanket Mine, approximately 55 per cent of Blanket’s resource base comprised measured and indicated resources and 45 per cent comprised inferred resources.  After the upgrade announced today, the resources split has improved to 62 per cent in the measured and indicated category and 38 per cent in the inferred category.

“I am confident that the life of mine will be further supplemented by resource additions and upgrades as a result of the increased exploration activity, both at Blanket and also at the satellite projects.”

For further information please contact:

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Halimah Hussain/Megan Ray Tel: +44 20 7138 3204

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Qualified Person

Dr. Trevor Pearton, B.Sc. Eng. (Mining Geology), Ph.D. (Geology), Pr.Sci.Nat., F.G.S.S.A., VP Exploration is the Corporation’s qualified person as defined by NI 43-101.  Dr. Pearton is responsible for the technical information provided on this release and has approved the release of the above information.